Exhibit 99.1

FLY Leasing Reports Fourth Quarter and
Full Year 2013 Financial Results

Dublin, Ireland, March 6, 2014 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the fourth quarter and full year of 2013.

Fourth Quarter 2013 Highlights

•	Net income of $13.4 million, $0.32 per share

•	Purchased six aircraft for $210.9 million, increasing portfolio to 113 aircraft

•	Executed inaugural $300 million Senior Notes offering

•	Upsized Term Loan by $105 million

•	Increased unrestricted cash to $404.5 million

•	Increased quarterly dividend by 14% to $0.25 per share

2013 Full Year Highlights

•	Net income of $52.5 million, $1.50 per share

•	Adjusted net income of $57.4 million, $1.68 per share

•	Added 14 aircraft to portfolio at a cost of $642.2 million

•	Sold ten older aircraft for net gain of $6.3 million

•	Raised $172.6 million of new equity capital

•	Raised $1.1 billion in debt financing

•	Paid four quarterly dividends totaling $0.88 per share

“2013 was a year of strong growth with the acquisition of 14 aircraft, primarily brand new models from Boeing,” said Colm Barrington, CEO of FLY. “We also disposed of ten aircraft with an average age of 13.6 years. As a result of these transactions we have increased both the size and value of our fleet and have lowered its average age. Having raised more than $1.2 billion in new debt and equity funding last year, FLY is now well positioned to achieve its target of growing the fleet by 15% in 2014.”

“Our net income increased 10% over last year, and we expect to see a positive impact on our EPS going forward from the aircraft we acquired late in 2013,” added Barrington. “Resulting from the growth in our cash flow, we increased the quarterly dividend by 14% to $0.25 per share in Q4, which equates to an annual dividend of $1.00 per share. FLY has started 2014 in a very strong position.”

Financial Results

FLY is reporting net income of $13.4 million or $0.32 per diluted share for the fourth quarter of 2013. This compares to net income of $31.0 million or $1.17 per diluted share for the same period of 2012.

The fourth quarter 2013 results include a transactional impairment charge of $8.8 million associated with an aircraft that will be sold in 2014. The Company anticipates that this impairment charge will be largely offset by end of lease revenue associated with this aircraft in the second half of 2014. Fourth quarter 2013 operating lease revenue includes no end of lease revenue, whereas there was $14.0 million of end of lease revenue in the fourth quarter of 2012. In addition, the fourth quarter 2013 results include $18.6 million in net gains associated with refinancing transactions.

The fourth quarter 2012 results include a one-time, pre-tax gain of $36.9 million associated with the sale of FLY’s 15% ownership interest in BBAM,a transactional impairment charge of $11.4 million on aircraft which have been sold, and $7.6 million of expenses associated with refinancing transactions.

In addition to the fourth quarter items discussed above, the 2012 results include a one-time, pre-tax charge of $32.3 million related to the termination of interest rate swaps associated with a credit facility that was fully repaid during 2012.

Net income for the year ended December 31, 2013 was $52.5 million or $1.50 per share compared to $47.7 million or $1.80 per diluted share for 2012. 2013 operating lease revenue of $359.4 million includes $47.6 million of end of lease revenue as compared to 2012 operating lease revenue of $376.4 million which included $49.8 million of end of lease revenue.

Adjusted Net Income

Adjusted Net Income was $4.9 million or $0.12 per share for the fourth quarter of 2013 and excludes the gain recognized in connection with the restructuring of one of our debt facilities. This compares to Adjusted Net Income of $53.2 million or $2.04 for the fourth quarter of the previous year. 2012 Adjusted Net Income included the $36.9 million pre-tax gain from the sale of FLY’s 15% ownership interest in BBAM.

For the year ended December 31, 2013, Adjusted Net Income was $57.4 million or $1.68 per share compared to $116.3 million or $4.48 per share for the year ended December 31, 2012.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividend

On January 9, 2014, FLY declared a dividend of $0.25 per share in respect of the fourth quarter of 2013. This represents a 14% increase from the previous quarterly dividend. This dividend was paid on February 20, 2014 to shareholders of record on January 31, 2014. This dividend is FLY’s 25th consecutive quarterly dividend totaling $6.37 per share.

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Financial Position

At December 31, 2013, FLY’s total assets were $3.7 billion, including flight equipment with a net book value of $3.0 billion. Total cash at December 31, 2013 was $579.3 million, of which $404.5 million was unrestricted. These amounts compare to total cash of $300.6 million and unrestricted cash of $163.1 million at December 31, 2012.

In July 2013, FLY completed an underwritten public offering of 13,142,856 common shares in the form of ADSs at a price of $14.00 per share, generating net proceeds of approximately $172.6 million.

During 2013, FLY’s Term Loan was re-priced for a second time, reducing the interest rate margin over LIBOR to 3.5% and the LIBOR floor to 1.0%. The original margin was 5.5% and the LIBOR floor was 1.25%. The Term Loan was also upsized by $105 million, and the maturity date extended by one year to August 2019.

In July 2013, total commitments under our arcraft acquisition facility were increased to $450 million and the availability term was extended to July 2015. This facility was used to purchase approximately $274 million worth of aircraft during 2013. Certain of the aircraft financed in this facility have been refinanced with long term, secured financing, and at December 31, 2013, there was approximately $325 million of availability under the facility.

Also during 2013, a limited recourse debt facility with a September 30, 2013 outstanding principal balance of $209 million was amended and restructured. The lenders extinguished approximately $29 million of debt, and FLY made a principal repayment of approximately $20 million.  Two of the aircraft secured by this facility will be sold with the proceeds paid to the lenders in full satisfaction of amounts outstanding.  A pre-tax gain of approximately $22.2 million was recognized in connection with the extinguishment of debt in 2013.  FLY anticipates that it will recognize a further gain on debt extinguishment of more than $3 million when the remaining two aircraft are sold in 2014.

In December 2013, the Company entered the unsecured bond market for the first time with the sale of $300 million aggregate principal amount of 6.75% Senior Notes due 2020. As of December 31, 2013, the Company owned two unencumbered aircraft with an aggregate book value of $75.4 million.

During 2013, more than $440 million of debt was repaid or refinanced. At December 31, 2013 FLY’s net leverage, defined as the ratio of net debt to total shareholders’ equity, was 2.9x, compared to 3.6x at December 31, 2012. Net debt is defined as book value of outstanding debt, less unrestricted cash and cash equivalents.

Aircraft Portfolio

At December 31, 2013, FLY’s 113 aircraft, shown in the table below, were on lease to 62 lessees in 34 countries. The table does not include the four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Dec. 31, 2013	Dec 31, 2012
Airbus A319	19	19
Airbus A320	27	27
Airbus A330	1	1
Airbus A340	3	3
Boeing 717	—	6
Boeing 737	48	40
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	1	—
Boeing 787	1	—
Total	113	109

At December 31, 2013, the average age of FLY’s fleet, weighted by the net book value of each aircraft, was 8.6 years compared to 9.4 years at December 31, 2012. The average remaining lease term was 4.3 years as of December 31, 2013, also weighted by net book value, an increase of approximately 13 months from the prior year. At December 31, 2013, the leases were generating annualized revenues of approximately $371 million. FLY’s lease utilization factor was 98% in the fourth quarter of 2013 and 96% for the year ended December 31, 2013.

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Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, March 6, 2014. Participants should call +1-404-920-8355 (International) or 877-309-0213 (North America) and enter confirmation code 48989180 or ask an operator for the FLY Leasing earnings call. An earnings call presentation will also be available on FLY’s website at www.flyleasing.com. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 48989180. The telephone replay and earnings call presentation will be available for one week. A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain "forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited
West Pier
Dun Laoghaire
Co Dublin, Ireland

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FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31, 2013 (Unaudited)	Three months ended Dec. 31, 2012 (Unaudited)	Year ended Dec. 31, 2013 (Audited)	Year ended Dec. 31, 2012 (Audited)
Revenues
Operating lease revenue	$84,826	$90,637	$359,409	$376,437
Equity earnings from unconsolidated subsidiaries	494	3,403	1,871	9,383
Gain on sale of investment in unconsolidated subsidiary	—	36,882	—	36,882
Gain (loss) on sale of aircraft	—	(129)	6,277	8,360
Interest and other income	149	78	1,930	1,634
Total revenues	85,469	130,871	369,487	432,696
Expenses
Depreciation	39,749	33,838	146,400	136,633
Aircraft impairment	8,825	11,382	8,825	11,382
Interest expense	30,198	32,796	120,399	142,491
Net (gain) loss on extinguishment of debt	(18,585)	7,628	(15,881)	7,628
Selling, general and administrative	10,055	9,979	37,418	40,192
Ineffective, dedesignated and terminated derivatives	(243)	518	(1,263)	31,871
Maintenance and other costs	2,967	4,830	15,454	10,968
Total expenses	72,966	100,971	311,352	381,165
Net income before provision for income taxes	12,503	29,900	58,135	51,531
Provision (benefit) for income taxes	(909)	(1,092)	5,659	3,862
Net income	$13,412	$30,992	$52,476	$47,669
Weighted average number of shares
- Basic	41,306,338	25,918,379	34,129,880	25,792,932
- Diluted	41,431,486	26,086,467	34,243,456	25,961,605
Earnings per share
- Basic	$0.32	$1.18	$1.51	$1.81
- Diluted	$0.32	$1.17	$1.50	$1.80
Dividends declared and paid per share	$0.22	$0.22	$0.88	$0.84

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FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Dec. 31, 2013 (Audited)	Dec. 31, 2012 (Audited)
Assets
Cash and cash equivalents	$404,472	$163,124
Restricted cash and cash equivalents	174,829	137,457
Rent receivables	2,922	3,124
Investment in unconsolidated subsidiaries	8,179	6,308
Flight equipment held for operating leases, net	3,034,912	2,616,864
Deferred tax asset, net	—	9,450
Fair market value of derivative assets	7,395	319
Other assets, net	39,650	32,026
Total assets	$3,672,359	$2,968,672
Liabilities
Accounts payable and accrued liabilities	$16,592	$15,662
Rentals received in advance	17,422	14,402
Payable to related parties	3,756	2,789
Security deposits	52,837	47,474
Maintenance payment liability	233,811	225,733
Unsecured borrowings, net	291,567	—
Secured borrowings, net	2,254,705	2,052,412
Fair market value of derivative liabilities	24,577	48,967
Deferred tax liability, net	7,746	—
Other liabilities	20,523	29,231
Total liabilities	2,923,536	2,436,670
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 41,306,338 and 28,040,305 shares issued and outstanding at December 31, 2013 and 2012, respectively	41	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	658,492	482,733
Retained earnings	104,143	83,138
Accumulated other comprehensive loss, net	(13,853)	(33,897)
Total shareholders’ equity	748,823	532,002
Total liabilities and shareholders’ equity	$3,672,359	$2,968,672

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FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31, 2013 (Unaudited)	Three months ended Dec. 31, 2012 (Unaudited)	Year ended Dec. 31, 2013 (Unaudited)	Year ended Dec. 31, 2012 (Unaudited)
Net Income	$13,412	$30,992	$52,476	$47,669
Add (less):
Ineffective, dedesignated and terminated derivatives	(243)	518	(1,263)	31,871
Net (gain) loss on extinguishment of debt	(18,585)	7,628	(15,881)	7,628
Aircraft impairment	8,825	11,382	8,825	11,382
Non-cash share based compensation	892	531	3,177	3,635
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	1,647	5,453	12,602	23,611
Income tax effects	(1,045)	(3,262)	(2,553)	(9,484)
Adjusted Net Income	$4,903	$53,242	$57,383	$116,312
Weighted average diluted shares outstanding	41,431,486	26,086,467	34,243,456	25,961,605
Adjusted Net Income per share	$0.12	$2.04	$1.68	$4.48

Adjusted Net Income Plus Depreciation and Amortization, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS)

	Three months ended Dec. 31, 2013 (Unaudited)	Three months ended Dec. 31, 2012 (Unaudited)	Year ended Dec. 31, 2013 (Unaudited)	Year ended Dec. 31, 2012 (Unaudited)
Adjusted Net Income	$4,903	$53,242	$57,383	$116,312
Add:
Depreciation	39,749	33,838	146,400	136,633
Other amortization	4,784	4,551	21,676	19,423
Provision for deferred income taxes	194	(8,068)	8,748	1,303
Adjusted Net Income Plus Depreciation and Amortization	$49,630	$83,563	$234,207	$273,671

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FLY defines Adjusted Net Income as net income plus or minus the after-tax impacts of ineffective, dedesignated or terminated cash flow hedges, swap termination costs, non-cash share-based compensation, gains and losses on extinguishment of debt, impairment charges, and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting. FLY believes that Adjusted Net Income provides useful information about operating performance and period over period comparisons. It also provides additional information that is useful for evaluating the underlying operating performance of our business without regard to the impacts of fair-value adjustments of debt that the company has assumed, acquired leases and derivative instruments and other non-recurring items of income and expense affecting current period results. Adjusted Net Income should be used as a supplement to and not as a substitute for financial measures determined in accordance with Generally Accepted Accounting Principles in the United States.

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, adjusted net income plus depreciation and amortization excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Finally, FLY’s definitions may be different than those used by other companies.

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